

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Mr. Martin Jimmerson
Chief Financial Officer
RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, TX 77077-4760

  Re: **RigNet, Inc.**
    Form 10-K for the Fiscal Year ended December 31, 2011
    Filed March 8, 2012
    Response dated January 18, 2013
    File No. 001-35003

Dear Mr. Jimmerson:

  We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Item 6. Selected Financial Data, page 27

Non-GAAP Financial Measures, page 28

1. We note your response to comment one and your proposed disclosure. Selected financial data which is required under Item 301 of Regulation S-K should be consistent with the captions reported in your financial statements. Since you do not report gross profit in your income statement, you should delete the gross profit line item in the Selected Financial Data and the Item 7 Table in the MD&A and separately report non-GAAP measures under "Other Non-GAAP Data."

2.   To comply with Item 10 of Regulation S-K, please revise the caption for the non-GAAP measure "gross profit" to "gross profit excluding depreciation and amortization." Additionally, reconcile it to the most comparable GAAP measure, "gross profit" that includes the allocation of applicable depreciation and amortization in cost of revenue. Please revise or advise.

Note 14 – Segment Information, page F-25

3.   We note your response to comment six. Since your mobile rig-based equipment transition frequently between geographic regions, please expand your disclosure to explain how you determine geographic revenues sourced from your mobile rigs. Additionally, tell us your process for tracking and reporting locations of mobile rigs as of year-end.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director